28 February 2013

National Grid announces agreement of RIIO price controls

National Grid has agreed all of the UK RIIO price control arrangements proposed by Ofgem. The Board of National Grid believes that the combination of revenue allowances and incentive mechanisms provides a good opportunity to earn appropriate returns for investors while delivering essential infrastructure investment for the benefit of consumers and the UK economy.

The RIIO-T1 and RIIO-GD1 price controls cover all of National Grid’s transmission and distribution owner and system operator businesses in the UK, with a current regulated asset value in excess of £22bn. Ofgem’s latest forecast predicts this asset value will grow by around 80% over the eight years of the price control, which will run from 1 April 2013.

As previously stated, the Company is in the latter stages of work to evaluate the long term outlook of the Group as a whole, ahead of announcing a new dividend policy for the period starting from 1 April 2013. We expect to announce this new policy by, at the latest, the time of our full year results in May 2013.

Steve Holliday, Chief Executive, said:

“I am pleased to confirm agreement of the RIIO price controls for our UK businesses. This is the culmination of a new process that started over three years ago, and represents another opportunity for National Grid to deliver further shareholder value.

These arrangements give our UK businesses their longest ever period of regulatory clarity. This enables us to focus on driving efficiency across our operations while building the infrastructure that the country needs and at the same time realise the benefits of excellent performance for both customers and investors.”

CONTACTS

Investors

John Dawson              +44 20 7004 3170                   +44 7810 831944 (m)

George Laskaris           +1 718 403 2526                     +1 917 375 0989 (m)

Andy Mead                 +44 20 7004 3166                    +44 7752 890787 (m)

Tom Hull                  +44 20 7004 3172                   +44 7890 534833 (m)

Caroline Dawson         +44 20 7004 3169                   +44 7789 273241 (m)

Media

Gemma Stokes           +44 1926 655272                    +44 7974 198333 (m)

Chris Mostyn             +44 20 7004 3149                   +44 7774 827710 (m)

Brunswick

Tom Burns                  +44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the new RIIO approach and electricity market reform in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions, including the impact of Hurricane Sandy and other major storms as well as the results of climate change, or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in our regulated businesses; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict. For further details regarding these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts. In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.